Via Edgar

October 3, 2018

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Ollie’s Bargain Outlet Holdings, Inc.
Form 10-K for the Fiscal Year Ended February 3, 2018
Response Dated August 31, 2018
File No. 001-37501

Dear Ms. Thompson:

We refer to your letter dated September 19, 2018 (the “Comment Letter”) with regard to disclosures contained in Ollie’s Bargain Outlet Holdings, Inc.’s (“Ollie’s”) Form 10-K for the Fiscal Year Ended February 3, 2018 (File No. 001-37501) filed by Ollie’s on April 4, 2018 (the “Form 10-K”), your initial comment letter dated August 21, 2018 and our initial response letter dated August 31, 2018. For your convenience, we have repeated the Staff’s comments below in bold and included our response thereto.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 39

1.
We have read your response to comment 1 and are still unclear how you determined that you do not have any critical accounting policies or estimates. You previously disclosed on page 21 of your January 28, 2017 Form 10-K that, “Our operating results may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our operating results to fall below the expectations of securities analysts and investors, resulting in a decline in our stock price. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to inventory valuation, impairment of goodwill and intangible assets, impairment of long-lived assets, stock-based compensation expense and accounting for income taxes including deferred tax assets and liabilities.” In regards to inventory, you further disclose on page 48 of the current Form 10-K that “The retail inventory method uses estimates for shrinkage and markdowns to calculate ending inventory. These estimates made by management could significantly impact the ending inventory valuation at cost and the resulting gross margin.” Please explain to us in greater detail how you determined that each of these accounting policies do not involve estimates and assumptions that could have a material impact on your financial condition and operating performance and on the comparability of such reported information over different reporting periods. Ensure you tell us what changed from your prior year assessment and identify for us any comparable registrants that similarly do not disclose any critical accounting policies.

October 3, 2018

Ollie’s acknowledges the Staff’s comment and respectfully submits to the Staff that it has carefully analyzed each of the listed accounting policies, and, in the course of its review of the periods presented in its Form 10-K, it determined that it did not have any critical accounting policies or estimates.  Ollie’s notes that in the Commission’s interpretive release addressing critical accounting estimates, Release No. 33-8350 (December 19, 2003), the Commission provided that companies must consider a two part test in determining whether disclosure of critical accounting estimates is required:

•
the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and

•	the impact of the estimates and assumptions on financial condition or operating performance is material.

In its Form 10-K, Ollie’s concluded that the assumptions and estimates related to its accounting policies, as outlined below, do not involve the level of subjectivity or uncertainty required to qualify as critical accounting policies and estimates.  The primary reason for the change from Ollie’s prior reporting of critical accounting policies and estimates is that Ollie’s has evolved and grown significantly since its initial public offering (“IPO”) in July 2015, with a longer period of results as a public company under its current operating model. As a result, certain assumptions and estimates relating to its accounting policies now have reduced elements of management subjectivity or uncertainty. Therefore, in its review with respect to its Form 10-K, Ollie’s eliminated its critical accounting policies and estimates for that period. Detail regarding Ollie’s evaluations are set out below. Ollie’s respectfully advises the Staff that it evaluates its critical accounting policies and estimates on an ongoing basis and that it may revise its assessment and determinations in future filings.

While Ollie’s is not aware of other comparable companies that disclose that they do not have any critical accounting policies and estimates, Ollie’s believes that the analysis of critical accounting policies and estimates is very company-specific and it is aware of other comparable companies that have reduced the number of critical accounting policies and estimates identified from year to year as their businesses changed. Ollie’s will take into consideration the practice of comparable companies in its future evaluations of its critical accounting policies and estimates and will consider future disclosure accordingly.

Below, we provide further detail regarding our evaluation of each of these prior year accounting policies.

•
Inventory valuation: Ollie’s inventories are stated at the lower of cost or market determined using the retail inventory method, which includes management estimates for shrinkage and inventory markdowns. Ollie’s level of shrinkage and markdowns have historically been stable and estimable with minimal variability for the periods presented in its Form 10-K. With respect to shrinkage, due to the timing of Ollie’s physical inventory counts, a large portion of the amount is known, reducing the amount that is subject to management estimates. With respect to markdowns, due to the closeout nature of Ollie’s discount retail business model, the volume of permanent markdowns was not material. For these reasons, Ollie’s concluded that inventory valuation was not currently a critical accounting policy.

October 3, 2018

•
Impairment of goodwill and intangible assets: Ollie’s utilized a qualitative assessment process, which does not require any estimates or assumptions, in its annual impairment testing of goodwill and intangible assets for the periods presented in its Form 10-K. This assessment involves, in addition to several other factors, calculating the differential between the carrying amount of its sole reporting unit’s goodwill and the implied fair value of that goodwill. Since Ollie’s IPO, the excess of implied fair value over the carrying value of its sole reporting unit’s goodwill has significantly increased, providing significant headroom in this assessment. Additionally, goodwill and indefinite life intangible assets were initially recorded in September 2012 as part of purchase accounting and net sales levels, the primary driver of fair value for indefinite life intangible assets within Ollie’s assessment process, have increased since Ollie’s IPO and have exceeded the original estimated net sales levels applied with purchase accounting prior to Ollie’s IPO. Finally, none of the other considerations under the qualitative assessment process indicated a potential impairment. During the periods presented in its Form 10-K, because the financial metrics on which Ollie’s assessment process is based have changed significantly since its IPO and Ollie’s has not recorded any impairment of goodwill or intangible assets or experienced any triggering events, Ollie’s concluded that impairment of goodwill and intangible assets was not currently a critical accounting policy.

•
Impairment of long-lived assets: If circumstances require a long-lived asset or asset group be tested for possible impairment, Ollie’s first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value. Ollie’s operating model does not call for significant fixed asset investment at its stores and Ollie’s had high levels of cash flows over carrying values, thus, for the periods presented in its Form 10-K, none of Ollie’s long-lived assets or asset groups was required to be tested for impairment in connection with this assessment. As such, Ollie’s concluded that impairment of long-lived assets was not currently a critical accounting policy.

•
Revenue Recognition: Ollie’s recognizes retail sales in its stores when merchandise is sold and the customer takes possession of merchandise. Net Sales are presented net of returns and sales tax. Ollie’s provides an allowance for estimated retail merchandise returns based on historical experience, and the only related accounting estimate is the amount of estimated returns. Such amount was not material for the periods presented in Ollie’s Form 10-K and has not varied significantly. In addition, after the end of the fiscal year, Ollie’s utilizes actual merchandise return activity as part of its assessment of the allowance for estimated retail merchandise returns. Because of the limited variance and low materiality of estimated returns, Ollie’s concluded that revenue recognition was not currently a critical accounting policy.

October 3, 2018

•
Stock-based compensation expense: Ollie’s measures stock-based compensation expense by taking into account (i) with respect to stock option awards, mechanical inputs tied to the Black-Scholes option pricing model and (ii) with respect to restricted stock unit awards, the closing trading value of Ollie’s stock on the grant date. The Black-Scholes mechanical inputs are as follows: (1) Risk-free rate of interest, which is obtained from external published sources; (2) Expected term, for which Ollie’s utilizes the simplified method based on the average of the vesting term and the expiration date; (3) Expected stock price volatility, for which Ollie’s utilizes the actual historical volatility for a consistent peer group of comparable companies given the relatively short historical trading period of its common stock; (4) Estimated fair value share price, which is based on the actual trading price for Ollie’s common stock; and (5) Dividend yield, for which Ollie’s has not historically paid dividends and does not intend to pay dividends in the near future. These factors are computable on a quantitative basis and are not linked to significant subjective assessment on the part of management, particularly given that Ollie’s does not, and, for the periods presented in its Form 10-K, did not, utilize performance-based vesting for its equity awards. Since Ollie’s IPO, any estimates relating to the fair value per share of Ollie’s common stock have also been eliminated. Because stock-based compensation expense is calculated without significant judgments, Ollie’s concluded that stock-based compensation was not currently a critical accounting policy.

•
Accounting for income taxes:  Ollie’s accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating losses and tax credit carryforwards and are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Ollie’s recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Given Ollie’s significant profitability since its IPO, there were no potential exposures for valuation allowances and no related necessary estimates and Ollie’s did not maintain any uncertain tax positions for the periods presented in its Form 10-K. In addition, there are no significant judgments in Ollie’s effective tax rate assessment. Accordingly, Ollie’s concluded that accounting for income taxes was not currently a critical accounting policy.

As previously indicated to the Staff, Ollie’s will continue to assess its significant accounting policies and will, in each future evaluation, give further consideration based on the Staff’s review to its accounting policies and estimates that involve a significant degree of management subjectivity or judgment, and as a result, may include such items in its critical accounting policies and estimates in the future.

***

Should you have any questions or comments with respect to the above, or believe that a call would be helpful in any way, please do not hesitate to contact me at (717) 657-2300 x2182 or Robert Bertram, General Counsel, at (717) 657-2300 x2177.

October 3, 2018

Sincerely,

/s/ Jay Stasz
Jay Stasz
Chief Financial Officer

cc:	Robert Bertram
General Counsel

Faiza N. Rahman
Weil, Gotshal & Manges LLP

P.J. Himelfarb
Weil, Gotshal & Manges LLP